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     UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
     INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No.     )*

HARVEY ELECTRONICS, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

417660107

(CUSIP Number)

D. Andrew Stackpole
c/o Harvey Electronics, Inc.
205 Chubb Avenue
Lyndhurst, NJ 07071
(201) 842-0078

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -l(f) or 240.13d -l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 417660107	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) D. Andrew Stackpole
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,069,643
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 1,069,643
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 417660107	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trinity Investment Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

   Item 1. Security and Issuer

     The class of equity securities to which this statement relates is the common stock par value $.01 per share (the “Shares”), of Harvey Electronics, Inc., a New York corporation (the “Issuer”). The principal executive offices of the Issuer are located at 205 Chubb Avenue, Lyndhurst, New Jersey 07071.

   Item 2. Identity and Background

     The names of the persons filing this statement are D. Andrew Stackpole, a U.S. citizen and Trinity Investment Partners, LLC (“Trinity”), a New York limited liability company.

     The address of Mr. Stackpole is c/o Harvey Electronics, Inc., 205 Chubb Avenue, Lyndhurst, New Jersey 07071. The address of the principal office of Trinity is 405 Lexington Avenue, 26th floor, New York, New York 10174.

     Mr. Stackpole is Chairman of the Board of the Issuer and the Managing Partner and the sole member of Trinity. Trinity is a consulting firm specializing in growth capital investments in the consumer products sector.

     During the last five years, neither Mr. Stackpole nor Trinity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

   Item 3. Source and Amount of Funds or Other Consideration

     On November 10, 2006, Mr. Stackpole purchased 150 shares of 8% Cumulative Convertible Series B Preferred Stock and 16,072 Series A Warrants from the Issuer for $150,000 pursuant to a Securities Purchase Agreement dated as of April 17, 2006, as amended on September 8, 2006, a copy of which is filed as an exhibit hereto. The 8% Cumulative Convertible Series B Preferred Stock has an exercise price of $2.80 and is convertible into 53,571 Shares. The Series A Warrants have an exercise price of $5.60 and are exercisable for 16,072 Shares. The purchase price for the 8% Cumulative Convertible Series B Preferred Stock and Series A Warrants was funded with personal funds.

     Trinity was granted Series B Warrants to purchase 500,000 Shares at $2.80 per Share and Series C Warrants to purchase 500,000 Shares at prices ranging from $3.20 to $6.80 per Share in ten equal tranches, with the exercise price increasing by $.40 in each tranche, for services rendered to the Issuer in connection with the Financing (as defined below) pursuant to a Consulting Agreement dated April 17, 2006, as amended on September 8, 2006, a copy of which is filed as an exhibit hereto. Such Warrants became exercisable on November 10, 2006 upon the closing of the financing described in the Issuer’s proxy statement dated September 21, 2006 and approved by stockholders on October 27, 2006 (the “Financing”). The Issuer’s proxy statement dated September 21, 2006 is not incorporated herein by reference.

   Item 4. Purpose of Transaction

     The 8% Cumulative Convertible Preferred Stock and Series A, B and C Warrants of the Issuer to which this statement relates were acquired by Mr. Stackpole and Trinity, respectively, in connection with the Financing.

     Mr. Stackpole is also party to an Employment Agreement (the “Employment Agreement”) with the Issuer dated November 10, 2006 pursuant to which he shall be entitled to receive a bonus every three months, in an amount equal to $50,000, payable in vested warrants to purchase common stock of the Company at an exercise price equal to 50% of the volume weighted average price over the period with respect to which the payment is being made. In addition, on November 10, 2007, Mr. Stackpole shall be entitled to receive $150,000 of salary payable in vested warrants to purchase common stock of the Company at an exercise price equal to 50% of the volume weighted average price over the period with respect to which payment is being made. The warrants shall be exercisable no later than March 15 of the calendar year following the calendar year in which they are issed. A copy of the Employment Agreement is filed as an exhibit hereto.

     A condition to closing of the Financing required that Mr. Stackpole, two management partners of Trinity and three other directors appointed by Trinity be appointed as members of the Board of Directors of the Issuer.

     Upon conversion or exercise of the securities of the Issuer held by Mr. Stackpole and Trinity they will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of all significant corporate transactions such as any merger, consolidation or sale of all or substantially all of the Issuer’s assets. Such concentration of ownership, together with the board representation described above, may have the effect of delaying or preventing a change of control of the Issuer and could allow Mr. Stackpole and Trinity to prevent significant corporate transactions.

     Subject to market conditions and other factors, Mr. Stackpole and Trinity may acquire or dispose of Shares of the Issuer from time to time in future open-market, privately negotiated or other transactions.

   Item 5. Interest in Securities of the Issuer

     (a) Mr. Stackpole, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 8% Cumulative Convertible Series B Preferred Stock and Warrants convertible or exerciseable into an aggregate of 1,069,643 Shares, (including Warrants owned by Trinity exercisable for 1,000,000 Shares) representing approximately 51.7% of the outstanding Shares of the Issuer.

     All such Shares represent Shares that Mr. Stackpole has a right to acquire.

     Trinity, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns Warrants exerciseable into an aggregate of 1,000,000 Shares, representing approximately 50.0% of the outstanding Shares of the Issuer.

     All such Shares represent Shares that Trinity has a right to acquire.

     Mr. Stackpole and Trinity are party to a Registration Rights Agreement with the Issuer dated April 17, 2006 pursuant to which the Issuer is required to file with the Securities and Exchange Commission a registration statement for the resale of the Shares underlying the Series B and C Warrants and any Warrants issued under the Employment Agreement, a copy of which is attached as an exhibit hereto.

     Mr. Stackpole is also party to a Registration Rights Agreement with the Issuer dated April 17, 2006 pursuant to which the Issuer is required to file with the Securities and Exchange Commission a registration statement for the resale of the Shares underlying the 8% Cumulative Convertible Series B Preferred Stock and the Series A Warrants, a copy of which is attached as an exhibit hereto.

     In each case, the Issuer is required to bear all the costs of the registration other than underwriting discounts and commissions and certain other expenses.

     Except as set forth in this Item 5(a), none of Mr. Stackpole or Trinity beneficially owns any Shares.

     (b) Mr. Stackpole and Trinity have sole power to vote and to dispose of 1,069,643 Shares and 1,000,000 Shares, respectively.

     (c) Inapplicable.

     (d) Inapplicable.

     (e) Inapplicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     To the best knowledge of Mr. Stackpole and Trinity, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

   Item 7. Material to be Filed as Exhibits

     Exhibit 1: Employment Agreement between D. Andrew Stackpole and the Issuer dated as of November 10, 2006.

     Exhibit 2: Consulting Agreement between Trinity and the Issuer dated as of April 17, 2006.

     Exhibit 3: Securities Purchase Agreement dated as of April 17, 2006.

     Exhibit 4: Amendment to Consulting Agreement between Trinity and the Issuer dated as of September 8, 2006.

     Exhibit 5: Amendment to Securities Purchase Agreement dated as of September 8, 2006.

     Exhibit 6: Registration Rights Agreement dated April 17, 2006 among the Issuer and the parties thereto.

     Exhibit 7: Registration Rights Agreement dated April 17, 2006 among the Issuer, D. Andrew Stackpole and Trinity.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

November 20, 2006

Date

/s/ D. Andrew Stackpole

Signature

D. Andrew Stackpole

(Name/Title)

November 20, 2006

Date

/s/ D. Andrew Stackpole

Signature

Managing Partner, Trinity Investment Partners,
LLC

(Name/Title)